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TO OUR SHAREHOLDERS

1997 has been a year of mixed fortune for the Company. While there has been great technical progress in the development of our combustion catalyst, our hopes for near-term sales in the aftermarket have not been fulfilled, and it has consequently proven difficult to raise the residual funds required to commercialize the Company's products.

Foremost among the Company's products is the platinum/cerium bimetallic combustion catalyst on which development work started in 1996 as a second generation catalyst and which, for diesel engines, should supersede the original catalyst, which used platinum alone. Initially, this work was focused on developing an additive for low-temperature regeneration of diesel particulate filters. A research program was carried out for the Company by Delft Technical University, Netherlands, which has provided a basic understanding of the catalysis mechanisms, and showed that the combination platinum + cerium additive is very much more effective than any other combustion catalyst and is therefore effective at much lower dose rates.

Tests were next conducted on an advanced heavy-duty diesel engine in conjunction with Cummins Engine Company, a major U.S. engine manufacturer, which proved the findings at Delft University of the bimetallic fuel catalyst's efficacy in regenerating particulate filters. The results have been confirmed in subsequent field trials in Taiwan. Discussions are under way to initiate programs with engine manufacturers in the U.S. and Europe to evaluate the Company's bimetallic additive for use on the next generation of engines.

Testing of the bimetallic fuel additive on engines without filters has proved that it gives better performance than either platinum or cerium alone, and good repeatable results on both heavy-duty and light-duty diesels for the reduction of all four regulated emissions (particulates, hydrocarbon, carbon monoxide and nitrogen oxide) have been achieved and have been accompanied by improvements in fuel economy of 2-7%.

Discussions are now in progress with oil companies to sell the bimetallic fuel additive as part of an additive package for premium diesel fuel.

Early in 1996, the Company successfully completed a test program with Holt Lloyd Ltd. on a Platinum Plus(R) product for gasoline engines to improve the performance of catalytic converters. Holt Lloyd's plans for rolling the product out in seven different countries in 1997/1998 have been disrupted by major changes at Holt Lloyd, which took over Simonize in the autumn of 1997 and was itself taken over by Allied Signal-Prestone in December 1997. The product was launched in the United Kingdom in mid-1997 through car care retailers. It was found that a more technical sale to vehicle repairers and maintenance and service outlets was required. The product is now being repositioned in the market by Holt.

In the area of diesel engine emission control, engine manufacturers are now showing a great interest in "urea SCR" as a NOx control technology for heavy-duty diesel vehicles. The major advantages of urea SCR are that reductions in NOx of 90% plus can be achieved, which at the same time enables the engine to be tuned to increase fuel economy and minimize particulates. The obvious disadvantage is the need for a separate urea tank. The Company focus is, therefore, on development of a low-cost urea injection subsystem suitable for heavy-duty vehicles. The Company has a cooperative development program with AMBAC (West Springfield, MA) to develop a subsystem, testing of which will take place in the spring and early summer of 1998. The Company has an agreement with Nalco Fuel Tech to cooperate in commercializing urea SCR and has been working closely with a major engine manufacturer to develop a low-cost system for stationary diesels used in power generation.
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There have been three very significant recent developments in the regulatory field.

First, it has emerged that manufacturers are programming pollution control systems in their engines to maximize performance--not pollution control-- when the engine senses it is not following a test cycle. Under the Clean Air Act, the EPA holds that it is illegal to equip engines with "emission control defeat devices." While no resolution of the issue has yet been agreed, the early adoption of urea SCR is one of the possibilities being considered.

Second, the health effects of particulate emissions from diesel engines is receiving much increased attention, especially the issue of very fine particulates referred to as PM 2-5, which are higher on the new high-pressure injection systems on modern engines. Particulate filters are considered the most effective means of reducing the fine particulates. Peugeot, France, recently announced that it hopes to introduce particulate filters in 2000. The Company's bimetallic fuel additive enables these filters to be more effective and to be self-regenerating.

Third, the White House announced the "Partnership for the New Generation Vehicles" (PNGV) to develop a significantly more fuel-efficient car engine for the year 2004. This program is focused on developing a diesel engine with "ultra low emissions." The pressure is therefore on for cleaner, more fuel-efficient vehicles, and there is also pressure for cleaner fuels. The Company's Platinum Plus(R) fuel catalyst is ideally placed to make an immediate contribution to cleaner fuels and, in conjunction with particulate filters, to be part of the system on new vehicles.

At the time of raising its funding in December 1995, the Company stated that it needed the funding to complete development. That has indeed been substantially done. The Company has been seeking up to $5.0 million for the commercialization of the product. At the end of December 1997, the Company signed a letter of intent with a U.S. investment bank to raise $5.0 million. During January it became apparent that events at Holt Lloyd required the Company to revise downward short-term sales expectations. The investment bank decided not to go forward.

The Company has now entered into letters of intent with SG Associates, Ltd. of London and with Fuel-Tech N.V., which currently owns 27.4% of the Company's Common Stock, for a total bridge loan of $1.25 million, which is convertible into Preferred Stock. The loan has liquidation preference over all other forms of debt and equity securities and carries interest at 10% per annum.

This bridge loan provides the Company with time to arrange the financing it requires for commercialization.

With the development scenario completed to a degree beyond best expectations in 1995, the Company's external programs have already been cut back and operating expenses have been much reduced awaiting the period when the product development can be commercialized.

We remain confident that we have the products and the technology to participate in the market we foresee. Meanwhile, we wish to thank our shareholders, directors and employees for their loyal support.






Ralph E. Bailey                       Jeremy D. Peter-Hoblyn
Chairman                              President and Chief Executive Officer